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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor West Two Gateway Center
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Ruscetti (412) 391-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10
3/17

OATH OR AFFIRMATION

I, **Frank D. Ruscetti**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harvest Financial Corporation**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bonnie L. McGuire, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Nov. 3, 2010
Member, Pennsylvania Association of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2008 and 2007

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2008 and 2007

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated February 10, 2009, on our consideration of Harvest Financial Corporation's internal control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC
Certified Public Accountants

February 10, 2009

Financial Statements

Harvest Financial Corporation

Balance Sheets

	December 31	
	2008	2007
Assets		
Current Assets:		
Cash	$ 41,690	$ 40,313
Accounts receivable	4,300	16,365
Prepaid expenses	29,167	19,072
Clearing deposit	50,055	50,041
Deferred income tax asset	6,300	2,500
Total Current Assets	131,512	128,291
Equipment:		
Office equipment	8,347	-
Less accumulated depreciation	139	-
	8,208	-
Other Asset:		
Deferred income tax asset	15,900	12,700
	$ 155,620	$ 140,991

See Notes to Financial Statements.

	December 31	
	2008	2007
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 56,198	$ 34,378
Trade accounts payable	3,145	-
Accrued payroll and related withholdings	1,449	1,650
Accrued expenses	10,816	14,706
Total Current Liabilities	71,608	50,734
Stockholders' Equity:		
Common stock, no par or stated value; 150,000 shares authorized, 129,927 and 106,850 issued and outstanding in 2008 and 2007, respectively	95,285	80,285
Additional paid-in capital	28,803	28,803
Retained deficit	(40,076)	(18,831)
	84,012	90,257
	$ 155,620	$ 140,991

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2008	2007
Revenues:		
Commission revenues	$ 1,480,004	$ 1,571,157
Other revenues	19,300	78,000
Interest income	249	898
	1,499,553	1,650,055
Operating Expenses:		
Selling expenses	950,964	1,035,122
General and administrative expenses	576,695	661,605
Interest expense	-	1,093
Depreciation expense	139	-
	1,527,798	1,697,820
Net Loss Before Income Taxes	(28,245)	(47,765)
Income Taxes	(7,000)	(9,900)
Net Loss	$ (21,245)	$ (37,865)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2006	$ 80,285	$ 28,803	$ 19,034	$ 128,122
Net Loss	-	-	(37,865)	(37,865)
Balance, December 31, 2007	80,285	28,803	(18,831)	90,257
Net Loss	-	-	(21,245)	(21,245)
Issuance of Common Stock, 23,077 shares	15,000	-	-	15,000
Balance, December 31, 2008	$ 95,285	$ 28,803	$ (40,076)	$ 84,012

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31 2008	2007
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (21,245)	$ (37,865)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	139	-
Deferred income taxes	(7,000)	(9,900)
Gain on sale of asset	-	(30,000)
(Increase) decrease in:		
Accounts receivable	12,065	(3,020)
Prepaid expenses	(10,095)	2,941
Clearing deposit	(14)	203
Increase (decrease) in:		
Commissions payable	21,820	(4,006)
Trade accounts payable	3,145	(4,688)
Accrued payroll and related withholdings	(201)	3
Accrued expenses	(3,890)	2,420
Income taxes payable	-	(1,800)
Net cash used by operating activities	(5,276)	(85,712)
Cash flows from investing activities:		
Capital expenditures	(8,347)	-
Proceeds from sale of assets	-	30,000
Net cash (used) provided by investment activities	(8,347)	30,000

See Notes to Financial Statements.

	Year Ended December 31	
	2008	2007
Cash flows from financing activities:		
Loan from shareholder	22,500	35,000
Repayments on loan from shareholder	(7,500)	(35,500)
Net cash provided by financing activities	15,000	-
Net Increase (Decrease) in Cash and Cash Equivalents	1,377	(55,712)
Cash and Cash Equivalents, beginning of year	40,313	96,025
Cash and Cash Equivalents, end of year	$ 41,690	$ 40,313

Supplemental Disclosure of Cash Flows:

Cash paid during year for:		
Income Taxes Paid:		
Federal	$ -	$ 1,800

During 2008, $15,000 of loans from a shareholder were converted to common stock.

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), which prior to July 2007 was the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. The Company considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible they will be charged to operations when that determination is made.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

B. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation. Equipment is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $36,053 and $81,680 for the years ended December 31, 2008 and 2007, respectively.

Fair Value of Financial Investments. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial investments are held for trading purposes.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating losses and charitable contribution carryforwards that are available to offset future taxable income. It is the Company's policy not to take uncertain tax positions as defined by FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.*

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2008, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2008 and 2007, the Company had net capital of $22,429 and $51,100, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 3.19 to 1 and .99 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2008 and 2007, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2008 and 2007 of approximately $76,000 and $48,000, respectively. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2008 and 2007 of approximately $108,000 and $80,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2015. At December 31, 2008 and 2007, a deferred asset of $22,200 and $15,200, respectively, has been recognized.

In accordance with FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* the Company has elected to defer the application of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109.* FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions; accordingly FIN 48 will not have a material impact on the financial statements of the Company.

F. Income Taxes (Continued)

The provision for income taxes in the statements of operations consists of the following components:

	2008	2007
Deferred taxes:		
Federal	$ -	$ 1,200
State	-	900
Tax benefit of net operating loss carryfoward	(7,000)	(12,000)
	$ (7,000)	$ (9,900)

G. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension expense amounted to $1,306 and $1,355 for the years ended December 31, 2008 and 2007, respectively.

H. Lease Commitments

The Company leased furniture and office equipment from an individual related to a certain shareholder of the Company, under an operating lease. This lease, which was entered into November 2005, provides for monthly payments of $541 and expired November 2008.

In addition, the Company leases office space (4,356 square feet) and storage space (62 square feet) under a non-cancellable operating lease, beginning on June 1, 1998 and expiring May 31, 2006 (with a 5 year extension option) which provided for monthly lease payments of $6,366 through November 2003 and increased to $6,548 for the remainder of the term. During 2006, the Company exercised an extension of the lease term for a five-year, six month period beginning June 1, 2006 and expiring November 30, 2011. This extension provides for monthly lease payments of $6,996, with the first month and each succeeding 12th month being excused. The lease contains a one-time option to terminate the lease after the 39th month (with payment of approximately $15,733 for the unamortized portion of the leasehold improvements contributed by the landlord) and an option to extend the lease for an additional five years.

H. Lease Commitments (Continued)

The lease also provides for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. For the years ended December 31, 2008 and 2007, rent expense under this lease amounted to $74,596 and $67,586, respectively. In addition, the Company was reimbursed $12,000 and $11,700 for the years ended December 31, 2008 and 2007, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31		
2009	$	63,608

Finally, the Company leases certain office equipment under operating leases which are either non-cancellable or renewed on an annual basis. Total rent expense under these leases amounted to $18,998 and $15,057 for the years ended December 31, 2008 and 2007, respectively.

The future minimum lease payments required by the non-cancellable equipment leases are as follows:

Year ending December 31		
2009	$	17,342
2010		6,693
2011		2,279
	$	26,314

I. Related Party Transactions

As described in Note H, the Company leased furniture and office equipment from an individual related to a shareholder of the Company. Payments to this related party under monthly equipment leases amounted to $5,952 and $6,494 in 2008 and 2007, respectively.

Additional Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 10, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC
Certified Public Accountants

February 10, 2009

Harvest Financial Corporation

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2008	2007
Net Capital:		
Total stockholders' equity	$ 84,012	$ 90,257
Deductions:		
Prepaid expenses	29,167	19,072
Receivables from brokers or dealers	-	41
Mutual fund and variable annuity receivables over 30 days	2,008	4,844
Equipment	8,208	-
Deferred tax asset	22,200	15,200
Total non-allowable assets	61,583	39,157
Net Capital	22,429	51,100
Net Capital Requirements	5,000	5,000
Net Capital in Excess of Minimum Requirements	$ 17,429	$ 46,100
Aggregate Indebtedness	$ 71,608	$ 50,734
Ratio of Aggregate Indebtedness to Net Capital	3.19	.99

See Independent Auditor's Report.

	Year Ended December 31	
	2008	2007
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 22,429	$ 51,100
Audit Adjustments:		
Deferred tax provision	(7,000)	(9,900)
Prepaid expenses	-	(1,276)
Accrued expenses	-	(1,760)
Trade accounts payable	3,145	-
	(3,855)	(12,936)
Changes to Non-Allowable Assets:		
Deferred tax asset	7,000	9,900
Prepaid expenses	-	1,276
	7,000	11,176
Net Capital Per Broker/Dealer's Unaudited Part II	$ 25,574	$ 49,340

Harvest Financial Corporation

Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control by SEC 17a-5

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of Harvest Financial Corporation (Company) for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 10, 2009